Exhibit 99.1
Name and Address of Reporting Person:	Bardin Hill Investment Partners LP
299 Park Ave., 24th Floor
New York, NY 10171

Issuer Name and Ticker or Trading Symbol:	NextDecade Corporation [NEXT]

Date of Earliest Transaction to be Reported
(Month/Day/Year):	March 22, 2024

Footnotes to Form 4
(1) This statement is being filed by the following Reporting Persons: HCN LP (“HCN”), HCN GP LLC (“HCN GP”), First Series of HDML Fund I LLC (“HDML”), Bardin Hill Event-Driven Master Fund LP (“Master Fund”), Bardin Hill Fund GP LLC (“Bardin Hill GP”), Bardin Hill Investment Partners LP (“Bardin Hill”), Avinash Kripalani, Jason Dillow, John Greene and Pratik Desai.
(2) HCN GP is the general partner of HCN. Bardin Hill GP is the general partner of Master Fund and the investment member of HDML. Bardin Hill is the investment manager for each of HCN, HDML and Master Fund. Investment decisions of Bardin Hill are made by one or more of its portfolio managers, including Jason Dillow, John Greene and Pratik Desai, each of whom has individual decision-making authority.  Avinash Kripalani is a Partner at Bardin Hill and serves on the board of directors of the Issuer as Bardin Hill’s representative.
(3) Each of the Reporting Persons disclaims beneficial ownership of the securities reported herein, except to the extent of its, his or her pecuniary interest.
(4)  On March 22, 2024, Bardin Hill exercised on a cashless basis Series C Warrants to purchase 91,227 shares of the Issuer’s common stock on behalf of certain of the Reporting Persons for $0.01 per share in accordance with the Series C Warrant Agreement entered into in connection with the issuance of the Series C Warrants on March 22, 2021. The Issuer withheld 165 shares representing the aggregate exercise price and issued the remaining 91,062 shares as follows: 82,597 to HCN; and 8,465 to Master Fund.
(5) Represents shares held following the reported transactions as follows: 1,538,882 by HDML; 6,199,922 by HCN; and 845,057 by Master Fund.